MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following annual management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the fiscal year ended March 31, 2011. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2011, we mean our fiscal year ended March 31, 2011. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our audited consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2011	0.9696	1.0167
Year ended March 31, 2010	1.0158	1.0906
Year ended March 31, 2009	1.2613	1.1260

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our future growth strategy and prospects, including growth of the education, business and government markets for our products, our plans and objectives for future operations, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, integration of our acquisition of NextWindow, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements, as discussed more fully in the sections “Risks Related to Our Business” and “Capital Structure Risks”. These risk factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	our ability to manage our growth;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to grow our sales in foreign markets;

•	our ability to manage risks inherent in foreign operations;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	our ability to manage our component and product assembly and logistical services successfully;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	possible changes in the demand for our products;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to integrate the operations of the various businesses we acquire;

•	our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

Overview

We design, develop and sell interactive technology products and integrated solutions that enhance learning and enable people to collaborate in innovative and effective ways. We are the global leader in the interactive whiteboard product category, which is the core of our collaboration solutions. We introduced the world’s first commercial interactive whiteboard in 1991 and as of March 31, 2011, we have shipped over 1.9 million of our SMART Board™ interactive whiteboards worldwide.

SMART Board interactive whiteboards combine the simplicity of a whiteboard and the power of a computer. By touching the surface of a SMART Board interactive whiteboard, the user can control computer applications, access the Internet, write in digital ink and save and share work. Our interactive whiteboards are designed to serve as the focal point of a broad technology platform in classrooms and meeting rooms.

We complement our interactive whiteboards with a comprehensive range of modular and integrated interactive technology products for easy-to-use, touch- and gesture-enabled solutions that facilitate effective learning and collaboration. Our line of interactive whiteboards currently ranges from the 400 series, our latest entry-level product, to the 600 series, our most popular product in education, to the 800 series, our feature- and functionality-rich multi-user interactive whiteboard. We also have a line of SMART Board interactive displays and the SMART Table™ interactive learning center, as well as a variety of related attachment products and services.

We generate our revenue from the sale of these interactive technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our distributor and dealer network to the education, business and government markets. Although we do not sell to them directly, we consider these end-users to be our customers. We estimate that approximately 85% of our sales are to customers in the education market and the other 15% to customers in the business and government markets.

Our company operates in a very competitive global environment with products based on rapidly changing technologies. As we continue to focus on expanding our markets and further developing our portfolio of collaboration solutions, we plan to build on our position as the global leader in the interactive whiteboard product category.

We believe the interactive whiteboard market is in the early stages of adoption and that significant opportunities exist beyond the traditional education markets we have penetrated. Our strategy includes acquiring new customers in the education market, specifically in markets we are developing such as Europe, Middle East and Africa (“EMEA”), that have seen recent growth. We have expanded operations in continental Europe, Asia and in other countries where we believe average penetration rates are currently lower than in the United Kingdom, U.S., Mexico and Canada. We have broadened our geographical focus to support our distribution channel by opening offices in additional countries, by continuing to hire additional personnel in our current global locations and by increasing our global distribution network.

We have been successful at penetrating the education market by providing integrated solutions that enhance the interactive whiteboard experience with improved collaboration. Our portfolio of products has expanded to include related attachment products that provide this collaboration solution, including SMART Response™, SMART Slate™, SMART Document Camera™, SMART Table, SMART Audio™ and SMART Classroom Suite™. We have also increased the depth and quality of the digital content offered by us and third parties for use on our interactive whiteboards through a combination of both free and premium content.

Our company plans to accelerate the adoption of our products in the business and government markets, leveraging on our existing distribution network and other strategic relationships to penetrate these markets. Our growth strategy focuses on the simplicity and ease of use of our products, while fully integrating them with critical business processes and products for a superior collaborative business solution. We have expanded our staffing and research and development team in these areas to develop new solutions and improve existing solutions for these markets.

We have supported our focus of expanding globally and further penetrating the education, business and government markets by developing different series of collaboration solutions designed to meet the specific requirements of our target markets. Our 400 series is a cost-effective, entry-level product recently introduced to respond to the growing needs of markets such as EMEA, Asia Pacific and Latin America. Our 600 series is our leading product and continues to evolve to meet changing market needs. The 800 series was recently introduced as a premium solution for next-generation classrooms and corporate meeting rooms requiring enhanced collaboration, using our DViT™ (Digital Vision Touch) technology to enable many of the enhanced features of this interactive whiteboard.

Significant 2011 Financial Transactions

During fiscal 2011, we completed several significant transactions, including the acquisition of Next Holdings Limited (“NextWindow”), a reorganization of the capital of the company that we refer to as the “2010 Reorganization”, our initial public offering (“IPO”), and significant repayments of our debt. The details of each of these transactions are as follows.

As part of our strategy to expand our market position in optical touch technology, we acquired NextWindow on April 21, 2010. NextWindow designs and manufactures components for optical touch screens for integration into electronic displays, including PC displays. We are integrating NextWindow’s technologies within our products to accelerate the introduction of new products, including the new SMART Board 400 series interactive whiteboard. The acquisition consideration for NextWindow consisted of $82.0 million funded from our available cash, net of $8.0 million of cash held by NextWindow at the date of acquisition.

On May 13, 2010, in preparation for our IPO, our Board of Directors approved a reorganization of the capital of the Company. Through a series of transactions, the 2010 Reorganization resulted in the repayment of $8.0 million of the shareholder note payable and the effective conversion of the remaining shareholder note payable and cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as all our other outstanding shares into Class B Shares, Class A Subordinate Voting Shares and Class A Preferred Shares. The 2010 Reorganization was completed prior to and in conjunction with the closing of our IPO on July 20, 2010. At this time, the newly created Class A Preferred shares were converted into Class B Shares and Class A Subordinate Voting Shares and are therefore no longer outstanding.

Upon the completion of our IPO on July 20, 2010, we issued 8,800,000 Class A Subordinate Voting Shares resulting in proceeds received of $134.3 million, net of underwriting commissions and other offering expenses. Concurrently, existing shareholders sold an aggregate of 30,030,000 Class A Subordinate Voting Shares in the offering. In July 2010, we repaid $19.2 million of our term construction facility and $40.0 million of our unsecured term loan with proceeds from the offering. In conjunction with our IPO, we implemented an Equity Incentive Plan which provides for the grant of options, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of our Company and its subsidiaries. During the year ended March 31, 2011, we granted 1,444,500 stock options to purchase the Company’s Class A Subordinate Voting Shares at a weighted average exercise price of $16.22. Of these options, 1,140,000 were granted on July 15, 2010 in conjunction with the IPO at an exercise price of $17.00.

In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan of $42.4 million, $29.8 million and $1.4 million, respectively, were repaid in full. During the remainder of fiscal 2011, $55.0 million of the Second lien facility was repaid. Using interest rates and the debt level at March 31, 2011, we expect that future interest expense will be approximately $16.3 million annually.

Sources of Revenue and Expenses

Revenue

We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. Our distribution and sales channel includes dealers in North America and distributors in Europe, the Middle East and Africa, Caribbean and Latin America and the Asia Pacific regions. We complement and support our sales channel with sales and support staff who work either directly with prospective customers or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-user. Revenue is recognized at the time we transfer the risks and rewards to our sales channel according to contractual terms. Our practice with end-users usually involves multiple elements including post-contract technical support, software upgrades and updates, although we are not contractually required to do so. Revenue from product sales is allocated to each element based on relative fair values with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized ratably over the estimated term of provision of these elements.

Cost of Sales

Our cost of sales is primarily comprised of the cost of materials and components purchased from our suppliers, assembly labor and overhead costs, inventory provisions and write offs, warranty costs, product transportation costs and other supply chain management costs. Our standard warranty period on interactive whiteboards extends up to five years and on other hardware products from one to three years. At the time product revenue is recognized, an accrual for estimated warranty costs is recorded as a component of cost of sales based on prior claims experience. Depreciation of assembly equipment is included in cost of sales. To the extent that our sales increase, we expect our cost of sales to also increase in absolute dollars.

Selling, Marketing and Administration Expenses

Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer order management activities, customer support, advertising, trade shows and other promotional activities. We offer various cooperative marketing programs to assist our sales channel to market and sell our products which are included as part of selling and marketing expenses. Our administration expenses consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses. During fiscal 2011, our selling, marketing and administration expenses increased in absolute dollars as a result of hiring additional personnel, expanding internationally and becoming a public company. We do not expect these expenses to change materially from prior years as a percentage of revenue.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development. We incur most of our research and development expenses in Canada and New Zealand, and are eligible to receive Scientific Research and Experimental Development investment tax credits for certain eligible expenditures. Investment tax credits are netted against our provision for income taxes for financial statement presentation purposes. We expect research and development expenses to continue to grow in absolute dollars as we focus on enhancing and expanding our product offerings, although we do not expect these expenses to change materially from prior years as a percentage of revenue.

Interest Expense

In August 2007, shareholders of our predecessor company (SMART Technologies (Holdings) Inc.) signed an agreement with Apax Partners to effect a corporate reorganization, pursuant to which the shareholders of our predecessor company reduced their combined ownership interest to 50.1% and Apax Partners acquired a 49.9% interest in the Company. As part of this corporate reorganization, we issued $465.0 million of term bank debt and CDN$338.9 million (equivalent to $319.2 million when issued) of related party debt, consisting of the shareholder note payable and cumulative preferred shares. Our increased interest expense from this 2007 corporate reorganization was one of the principal reasons for our net loss in fiscal 2009. Interest expense has declined significantly in fiscal 2011 as a result of the 2010 Reorganization described under “Significant 2011 Financial Transactions” above, which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011. Interest expense has also declined due to the significant debt repayments made in the last three quarters of 2011.

Foreign Exchange Gains & Losses

We report our financial results in U.S. dollars allowing us to assess our business performance in comparison to the financial results of other companies in the technology industry. Our Canadian operations and marketing support subsidiaries around the world have the Canadian dollar as their functional currency. Our U.S. and New Zealand operating subsidiaries have the U.S. dollar as their functional currency, our German operating subsidiary has the Euro as its functional currency, and our Japanese operating subsidiary has the Japanese Yen as its functional currency. The financial results of these operating subsidiaries are converted to Canadian dollars for consolidation purposes and then the Canadian consolidated financial results are converted from Canadian dollars to U.S. dollars for reporting purposes. During the first quarter of fiscal 2012, our Germany operating subsidiary will discontinue its distribution activities and become a marketing support subsidiary for EMEA, at which point the Canadian dollar will become its functional currency.

Our foreign exchange exposure is primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated assets and liabilities, including our external debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. Gains and losses on our U.S. dollar-denominated debt prior to its maturity or redemption are non-cash in nature.

Results of Operations

The following table sets forth certain consolidated statement of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Fiscal Year Ended March 31,
	2011	2010	2009
Consolidated Statement of Operations
Revenue	$790.1	$648.0	$468.2
Cost of sales	399.2	326.5	268.2

Gross margin	390.9	321.5	200.0
Operating expenses
Selling, marketing and administration	180.8	138.8	99.7
Research and development	53.0	33.6	25.0
Depreciation and amortization	31.8	15.9	5.8

Operating income	125.3	133.2	69.5
Non-operating expenses
Other income, net	(0.5)	(0.2)	(0.8)
Interest	31.6	64.9	78.6
Foreign exchange (gain) loss	(10.5)	(91.8)	94.0

Income (loss) before income taxes	104.7	160.3	(102.3)
Income tax expense	35.3	18.3	4.3

Net income (loss)	$69.4	$142.0	$(106.6)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	$0.53	$0.81	$(0.63)
Weighted average number of shares outstanding	130,775,288	176,322,584	170,096,497

Period end number of shares outstanding	123,772,791	181,053,688	170,096,497

Selected Data
Revenue by geographic location
North America	$558.4	$457.3	$314.3
Europe, Middle East and Africa	175.5	149.9	131.5
Rest of World	56.2	40.8	22.4

	$790.1	$648.0	$468.2

Revenue growth(1)	21.9%	38.4%	23.7%
As a percent of revenue
Gross margin	49.5%	49.6%	42.7%
Selling, marketing and administration	22.9%	21.4%	21.3%
Research and development	6.7%	5.2%	5.3%

Adjusted EBITDA(2)	$185.8	$166.3	$90.9
Adjusted EBITDA as a percentage of revenue(2)(3)	23.1%	25.1%	19.4%

Adjusted Net Income(4)	$85.5	$59.5	$(2.5)
Adjusted Net Income per share(4)(5)	$0.65	$0.34	$(0.01)

Total number of SMART Board interactive whiteboards sold	406,314	369,489	306,234
Average selling price of SMART Board interactive whiteboards sold(6)	$1,324	$1,289	$1,146

(1)	Revenue growth is calculated as a percentage by comparing the increase in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)	Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs and other income. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Some of the limitations of Adjusted EBITDA are that it does not reflect:

•	income taxes;

•	depreciation and amortization;

•	interest expense;

•	foreign exchange gains or losses;

•

changes in deferred revenue which, in accordance with our revenue recognition policy described under “Critical Accounting Policies and Estimates – Revenue Recognition” below, represents the portion of our sales that we do not recognize in the period less amounts recognized from prior periods;

•	stock-based compensation expense;

•	acquisition costs; and

•	other income, including interest income and gains or losses related to the sale of property and equipment.

Adjusted Net Income has the same limitations as Adjusted EBITDA discussed above, with the exception that it does reflect income taxes, depreciation and amortization of property and equipment, interest expense and other income.

We compensate for the inherent limitations associated with using Adjusted EBITDA and Adjusted Net Income through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP measure, net income (loss).

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Fiscal Year Ended March 31,
	2011	2010	2009
Adjusted EBITDA
Net income (loss)	$69.4	$142.0	$(106.6)
Income tax expense	35.3	18.3	4.3
Depreciation in cost of sales	4.1	2.0	3.9
Depreciation and amortization	31.8	15.9	5.8
Interest expense	31.6	64.9	78.6
Foreign exchange (gain) loss	(10.5)	(91.8)	94.0
Change in deferred revenue(1)	14.8	13.4	11.7
Stock-based compensation	8.7	—	—
Acquisition costs	1.1	1.8	—
Other income, net	(0.5)	(0.2)	(0.8)

Adjusted EBITDA	$185.8	$166.3	$90.9

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $44.2 million, $36.9 million and $31.1 million in the years ended March 31, 2011, 2010 and 2009, respectively.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Fiscal Year Ended March 31,
	2011	2010	2009
Adjusted Net Income
Net income (loss)	$69.4	$142.0	$(106.6)
Adjustments to net income (loss)
Amortization of intangible assets	9.0	—	—
Foreign exchange (gain) loss	(10.5)	(91.8)	94.0
Change in deferred revenue	14.8	13.4	11.7
Stock-based compensation	8.7	—	—
Acquisition costs	1.1	1.8	—

	23.1	(76.6)	105.7
Tax impact on adjustments(1)	7.0	5.9	(1.6)

Adjustments to net income (loss), net of tax	16.1	(82.5)	104.1

Adjusted Net Income	$85.5	$59.5	$(2.5)

Adjusted Net Income per share
Basic and diluted earnings (loss) per share	$0.53	$0.81	$(0.63)
Adjustments to net income (loss), net of tax, per share	0.12	(0.47)	0.62

Adjusted Net Income per share	$0.65	$0.34	$(0.01)

(1)	Reflects the tax impact on the adjustments to net income (loss). A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations—Fiscal 2011 Compared to Fiscal 2010

Revenue

Revenue increased by $142.1 million, or 21.9%, from $648.0 million in fiscal 2010 to $790.1 million in fiscal 2011. Sales volumes for SMART Board interactive whiteboards for fiscal 2011 were 406,314 units, an increase of 36,825 units, or 10.0%, from 369,489 units in fiscal 2010. The majority of this growth was driven by market demand in the education sector in both North America and EMEA. In North America, revenue increased by $101.1 million as a result of continued adoption of interactive whiteboards in the education market, and increased sales of related attachment products. In EMEA, revenue increased by $25.6 million as a result of our expansion in this region during fiscal 2011.

Gross Margin

Gross margin increased by $69.4 million from $321.5 million in fiscal 2010 to $390.9 million in fiscal 2011. The gross margin percentage in fiscal 2011 was 49.5%, compared to 49.6% in fiscal 2010. Although we continue to focus on lowering assembly costs of certain key components in our product offering as well as logistics and transportation costs, improvements were offset by higher warranty provisions on certain attachment products. The increase in gross margin was partially offset by a negative foreign exchange impact of approximately $6.1 million as a result of the year-over-year weakening of the Euro relative to the U.S. dollar, which impacted our revenue, and the strengthening of the Canadian dollar relative to the U.S. dollar, which impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $42.0 million, or 30.3%, from $138.8 million in fiscal 2010 to $180.8 million in fiscal 2011. Approximately $9.0 million of the increase is related to growth in North American employee levels and $8.1 million is related to stock-based compensation expense from the Participant Equity Loan Plan and the Equity Incentive Plan. Approximately $7.4 million of the increase related to increased consulting fees and other costs primarily related to our information systems, the acquisition of NextWindow and the additional costs related to being a public company. Internationally, our expansion in Europe, as part of our global strategy, accounted for approximately $4.3 million of the increase and selling, marketing and administration expenses of NextWindow accounted for approximately $5.7 million of the increase. Lastly, the strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $8.8 million of the increase.

Research and Development Expenses

Our research and development expenses increased by $19.4 million, or 57.7%, from $33.6 million in fiscal 2010 to $53.0 million in fiscal 2011. These increases reflect our continued commitment to innovation and investment in product development for the education and business markets, including an increase in the number of software developers, engineers and technicians required to support this development, as well as the acquisition of NextWindow. Also, the strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $3.1 million of the increase.

Depreciation and Amortization

Depreciation and amortization of property and equipment increased by $6.9 million from $15.9 million in fiscal 2010 to $22.8 million in fiscal 2011. This reflects higher depreciation from our continued investment in systems to support our business growth.

Amortization of intangible assets reflects amortization of $8.6 million on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted average amortization period for the intangible assets is 5.6 years.

Non-Operating Expenses

Interest Expense

Interest expense declined by $33.3 million, or 51.3%, from $64.9 million in fiscal 2010 to $31.6 million in fiscal 2011. Interest expense declined as a result of the 2010 Reorganization described under “Significant 2011 Financial Transactions” above, which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011. Using interest rates and the debt level at March 31, 2011, we expect that future interest expense will be approximately $16.3 million annually.

Foreign Exchange Gains

Foreign exchange gains decreased by $81.3 million, from $91.8 million in fiscal 2010 to $10.5 million in fiscal 2011. In prior years, foreign exchange gains and losses have primarily resulted from the conversion of our U.S. dollar-denominated long-term debt into our functional currency of Canadian dollars. From March 31, 2010 to March 31, 2011, the U.S. dollar weakened by approximately 4.5% against the Canadian dollar from CDN$1.0158 to CDN$0.9696, resulting in an unrealized foreign exchange gain on our U.S. dollar-denominated debt of $10.4 million in the year. This compares to a $105.7 million gain reported in fiscal 2010 when the U.S. dollar weakened by approximately 19.5% compared to the Canadian dollar. Although U.S dollar-denominated debt will continue to be a key driver of foreign exchange gains and losses, the debt repayments during fiscal 2011 and the year-over-year increase in U.S. dollar-denominated cash and accounts receivable have significantly offset the impact of the revaluation of U.S. dollar-denominated debt.

Provision for Income Taxes

Income tax expense increased by $17.0 million from $18.3 million in fiscal 2010 to $35.3 million in fiscal 2011. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision we adjust income before income taxes by the unrealized foreign exchange (gain) loss from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future. The increase in income tax expense in fiscal 2011 compared to fiscal 2010 was due to a reduction in the valuation allowance against unrealized capital losses on U.S. dollar-denominated debt and utilization of non-capital losses occurring in fiscal 2010. The tax provision also includes investment tax credits for fiscal 2011 and fiscal 2010 of $4.4 million and $4.6 million, respectively.

Net Income (Loss)

Net income decreased by $72.6 million from $142.0 million in fiscal 2010 to $69.4 million in fiscal 2011. This change is due to the increase in gross margin of $69.4 million and decrease in interest expense of $33.3 million, offset by an increase in operating expenses of $77.3 million, income taxes of $17.0 million and the impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar-denominated debt, which resulted in an $81.3 million decrease in year-over-year foreign exchange gains.

Adjusted EBITDA

Adjusted EBITDA increased by $19.5 million, or 11.7%, from $166.3 million in fiscal 2010 to $185.8 million in fiscal 2011 due to continued revenue growth in the adoption of SMART Board interactive whiteboards and related attachment products. This was offset by a negative foreign exchange impact of approximately $17.7 million as a result of the year-over-year strengthening of the Canadian dollar relative to the U.S. dollar.

Equity Incentive Plan

In June 2010, we implemented an Equity Incentive Plan which provides for the grant of options, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. During fiscal 2011, we granted 1,444,500 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted average exercise price of $16.22. Of these options, 1,140,000 were granted on July 15, 2010, in conjunction with our IPO, at an exercise price of $17.00. These options will vest over various periods ranging between three and four years. We expect stock-based compensation in selling, marketing and administration and research and development expenses to be approximately $1.7 million in fiscal 2012 as a result of these issuances.

Participant Equity Loan Plan

In August 2010, the Board of Directors approved a change to the Participant Equity Loan Plan (the “Plan”) whereby 40% of performance-based Class A Subordinate Voting Shares that did not become unrestricted as part of the IPO transaction on July 20, 2010, representing 24% of total shares under the Plan, will become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. This has been treated as a change in the Plan for accounting purposes and we expect stock-based compensation in selling, marketing and administration and research and development expenses will be approximately $5.8 million for fiscal 2012 as a result of this change.

Results of Operations—Fiscal 2010 Compared to Fiscal 2009

Revenue

Revenue for fiscal 2010 increased by $179.8 million, or 38.4%, from $468.2 million in fiscal 2009 to $648.0 million in fiscal 2010. This was due primarily to higher product sales volumes in North America driven by the continued adoption of interactive whiteboard technology and related products in the U.S. education market. Demand for our core products increased as a result of a general expansion of the market for interactive whiteboards and related attachment products. In addition, the education market, which represents an estimated 85% of our revenue base, was aided by various government economic stimulus programs in fiscal 2010 as governments undertook spending initiatives to improve public infrastructure and to help alleviate the effects of the global recession.

Gross Margin

Gross margin for fiscal 2010 increased by $121.5 million from $200.0 million in fiscal 2009 to $321.5 million in fiscal 2010. The gross margin percentage in fiscal 2010 was 49.6% compared to 42.7% in fiscal 2009. The improvement in gross margin as a percentage of revenue reflects the redesign and lower assembly cost of certain key components in our product offering, including interactive whiteboards and integrated projectors, and a general focus on cost reduction in other areas, including logistics and transportation. The increase in gross margin was partially offset by a negative foreign exchange impact of approximately $5.0 million as a result of the year-over-year weakening of the Euro relative to the U.S. dollar, which impacted our revenue, and the strengthening of the Canadian dollar relative to the U.S. dollar, which impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $39.1 million, or 39.2%, from $99.7 million in fiscal 2009 to $138.8 million in fiscal 2010. Approximately $12.1 million of the increase related to our expansion into Europe as part of our overall global strategy. Growth in North American employee levels accounted for approximately $4.5 million of the increase. Approximately $5.8 million related to sales and marketing expenses to support additional product offerings and our growing revenue profile and the remaining expenses related to remediation efforts for our enterprise resource planning, or ERP, system and increased expenses for administrative support in finance, information systems and legal required to meet the business growth.

Research and Development Expenses

Research and development expenses increased by $8.6 million, or 34.4%, from $25.0 million in fiscal 2009 to $33.6 million in fiscal 2010. The increase reflects our continued focus on investing in product development for the education and business markets, including an increase in the number of software developers, engineers and technicians required to support this development.

Depreciation and Amortization

Depreciation and amortization expense increased by $10.1 million, or 174.1%, from $5.8 million in fiscal 2009 to $15.9 million in fiscal 2010. The increase relates to the first full year of depreciation recorded on our new headquarters building which was substantially completed on January 1, 2009, amortization for the information technology infrastructure which was put into place in the new building and amortization of the implemented components of our new ERP system. Because the building was under construction in fiscal 2009, depreciation was recorded only for the fourth quarter of fiscal 2009.

Non-Operating Expenses

Interest Expense

Interest expense declined by $13.7 million, or 17.4%, from $78.6 million in fiscal 2009 to $64.9 million in fiscal 2010. The decrease corresponds with the year-over-year decrease in the U.S. LIBOR rate, which is the rate on which our floating rate term bank debt is based. For example, three-month LIBOR declined from an average of 2.4% in fiscal 2009 to an average of 0.4% in fiscal 2010.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) for fiscal 2010 changed by $185.8 million, from a loss of $94.0 million in fiscal 2009 to a gain of $91.8 million in fiscal 2010. These foreign exchange gains and losses primarily resulted from the conversion of our U.S. dollar denominated long-term debt into our functional currency of Canadian dollars. From the end of fiscal 2009 to the end of fiscal 2010, the U.S. dollar weakened by approximately 19.5% against the Canadian dollar from CDN$1.2613 to CDN$1.0158, resulting in an unrealized foreign exchange gain on our U.S. dollar denominated debt of $105.7 million. This gain reversed the loss reported in the same period in 2009 when the U.S. dollar strengthened by approximately 22.9% compared to the Canadian dollar.

Provision for Income Taxes

Income tax expense increased by $14.0 million, from $4.3 million in fiscal 2009 to $18.3 million in fiscal 2010. This was primarily due to an increase in taxable income. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision we add back the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar denominated debt to net income (loss) before income taxes. This is treated as a capital item for income tax purposes. The tax provision also includes investment tax credits for fiscal 2010 and fiscal 2009 of $4.6 million and $3.5 million, respectively.

Net Income (Loss)

Net income increased by $248.6 million from a net loss of $106.6 million in fiscal 2009 to a net income of $142.0 million in fiscal 2010. The primary factors driving the change in net income (loss) were the impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar denominated debt, which resulted in an unrealized foreign exchange gain of $91.8 million in fiscal 2010 compared to a loss of $94.0 million in fiscal 2009. This accounted for $185.8 million of the increase, and continued growth in Adjusted EBITDA accounted for the remainder.

Adjusted EBITDA

Adjusted EBITDA increased by $75.4 million, or 82.9%, from $90.9 million in fiscal 2009 to $166.3 million in fiscal 2010. This was due to continued growth in the adoption of SMART Board interactive whiteboards and related attachment products and the improvement in gross margin.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated results of operations, reconciliation of net income to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the eight most recent quarters. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2011				Fiscal Year 2010
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Consolidated Statement of Operations
Revenue	$167.3	$180.9	$222.7	$219.2	$155.6	$156.1	$177.8	$158.5
Cost of sales	89.6	94.5	106.6	108.5	75.9	79.5	92.7	78.4

Gross margin	77.7	86.4	116.1	110.7	79.7	76.6	85.1	80.1
Operating expenses
Selling, marketing and administration expenses	52.1	45.5	41.4	41.8	41.9	35.7	33.4	27.9
Research and development expenses	14.7	13.8	12.7	11.8	9.9	9.0	7.5	7.1
Depreciation and amortization	7.9	7.2	8.1	8.6	6.7	3.9	3.0	2.3

Operating income	3.0	19.9	53.9	48.5	21.2	28.0	41.2	42.8
Non-operating expenses
Other (income) loss, net	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	—	0.2
Interest expense	4.8	5.3	8.0	13.5	17.8	16.2	16.0	14.9
Foreign exchange (gain) loss	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)	(36.0)

Income before income taxes	11.9	17.9	60.7	14.2	11.8	20.7	64.1	63.7
Income tax expense	4.3	5.4	16.4	9.2	1.3	0.8	7.4	8.8

Net income	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7	$54.9

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2011				Fiscal Year 2010
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted EBITDA
Net income	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7	$54.9
Income tax expense	4.3	5.4	16.4	9.2	1.3	0.8	7.4	8.8
Depreciation in cost of sales	0.9	0.9	0.5	1.8	(1.0)	1.1	1.0	0.9
Depreciation and amortization	7.9	7.2	8.1	8.6	6.7	3.9	3.0	2.3
Interest expense	4.8	5.3	8.0	13.5	17.8	16.2	16.0	14.9
Foreign exchange (gain) loss	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)	(36.0)
Change in deferred revenue(1)	1.5	2.2	5.4	5.7	2.6	2.5	3.7	4.6
Stock-based compensation	3.1	3.8	1.8	—	—	—	—	—
Acquisition costs	—	—	0.1	1.0	1.8	—	—	—
Other income, net	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.2)	—	0.2

Adjusted EBITDA	$16.4	$34.0	$69.8	$65.6	$31.3	$35.5	$48.9	$50.6

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

	Fiscal Year 2011				Fiscal Year 2010
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted Net Income
Net income	$7.6	$12.5	$44.3	$5.0	$10.5	$19.9	$56.7	$54.9
Adjustments to net income
Amortization of intangible assets	2.4	2.4	2.4	1.8	—	—	—	—
Foreign exchange (gain) loss	(13.6)	(3.2)	(14.7)	21.0	(8.2)	(8.7)	(38.9)	(36.0)
Change in deferred revenue	1.5	2.2	5.4	5.7	2.6	2.5	3.7	4.6
Stock-based compensation	3.1	3.8	1.8	—	—	—	—	—
Acquisition costs	—	—	0.1	1.0	1.8	—	—	—

	(6.6)	5.2	(5.0)	29.5	(3.8)	(6.2)	(35.2)	(31.4)
Tax impact on adjustments(1)	0.2	1.8	0.6	4.4	1.0	1.1	1.3	2.5

Adjustments to net income, net of tax	(6.8)	3.4	(5.6)	25.1	(4.8)	(7.3)	(36.5)	(33.9)

Adjusted Net Income(2)	$0.8	$15.9	$38.7	$30.1	$5.7	$12.6	$20.2	$21.0

Adjusted Net Income per share
Weighted average number of shares outstanding	123,772,791	123,772,791	116,544,684	159,167,268	180,769,238	180,508,997	173,986,882	170,096,497
Basic and diluted earnings per share	$0.06	$0.10	$0.38	$0.03	$0.06	$0.11	$0.33	$0.32
Adjustments to net income, net of tax, per share	(0.05)	0.03	(0.05)	0.15	(0.03)	(0.04)	(0.21)	(0.20)

Adjusted Net Income per share	$0.01	$0.13	$0.33	$0.18	$0.03	$0.07	$0.12	$0.12

Total number of SMART board interactive whiteboards sold	82,964	89,705	117,723	115,922	82,331	93,958	101,204	91,996
Average selling price of SMART Board interactive whiteboards sold	$1,301	$1,370	$1,315	$1,315	$1,313	$1,261	$1,355	$1,226

(1)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(2)	Adjusted Net Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.

Liquidity and Capital Resources

As of March 31, 2011, we held cash and cash equivalents of $119.0 million. Our primary source of cash flow is generated from sales of interactive whiteboards and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

During fiscal 2011, the Company completed several significant transactions affecting capital resources, including the 2010 Reorganization, our IPO and repayments of debt. The details of each of these transactions are as follows:

•

On May 13, 2010, the Company’s board of directors approved the 2010 Reorganization of the capital of the Company. Through a series of transactions, the reorganization resulted in the repayment of $8.0 million of the shareholder note payable and the effective conversion of the remaining shareholder note payable and cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as all our other outstanding shares into Class B Shares, Class A Subordinate Voting Shares and Class A Preferred Shares. The 2010 Reorganization was completed prior to and in conjunction with the closing of our

IPO on July 20, 2010. At this time, the newly created Class A Preferred Shares were converted into Class B Shares and Class A Subordinate Voting Shares and are therefore no longer outstanding.

•	Using the proceeds of our IPO on July 20, 2010, we repaid $19.2 million of our term construction facility on July 22, 2010 and we repaid $40.0 million of our unsecured term loan on July 30, 2010.

•

In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan of $42.4 million, $29.8 million and $1.4 million, respectively, were repaid in full.

•	During the remainder of fiscal 2011, $55.0 million of the Second lien facility was repaid.

In addition to our First lien term loan, we have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0%, and a $55.0 million facility put into place in conjunction with our IPO that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of March 31, 2011.

As of March 31, 2011, our outstanding debt balances were as follows.

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$294.3 million
Second lien facility	Aug 28, 2007	Aug 28, 2015	LIBOR + 7.00%	$45.0 million

All debt facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities decreased by $74.5 million from $159.5 million in fiscal 2010 to $85.0 million in fiscal 2011. The majority of this change is due to increases in year-over-year non-cash working capital balances of $76.3 million reflecting higher revenue and the related growth in accounts receivable and inventory, as well as reductions in accounts payable, accrued and other liabilities for fiscal 2011 compared to fiscal 2010.

Net cash provided by operating activities increased by $165.8 million to $159.5 million for fiscal 2010 compared to a net use of cash of $6.3 million in fiscal 2009. Approximately $60.3 million of this increase came from operations and business growth and the remainder from improvements in non-cash working capital. Our working capital management improved significantly in fiscal 2010. During fiscal 2009 we were impacted by the implementation on April 1, 2008 of our new ERP system, which adversely affected our ability to manage our working capital levels during that period.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $77.0 million from $25.0 million in fiscal 2010 to $102.0 million in fiscal 2011. This increase primarily relates to the acquisition of NextWindow on April 21, 2010 for $82.0 million in cash, which included $8.0 million in cash held by NextWindow at the date of acquisition.

Net cash used in investing activities decreased by $7.5 million from $32.5 million in fiscal 2009 to $25.0 million in fiscal 2010. Net cash used in investing activities in fiscal 2010 and 2009 consisted primarily of capital expenditures associated with the construction of our new headquarters building. The capital expenditures for the building were $5.0 million and $30.9 million for fiscal 2010 and 2009, respectively. These expenditures were higher in fiscal 2009 when the new headquarters was constructed. The remaining expenditures relate to purchases of assembly equipment, leasehold improvements, furniture and fixtures, tradeshow equipment, data network infrastructure for our new headquarters and certain capitalized information systems expenditures.

Net Cash Used in (Provided By) Financing Activities

Net cash used in financing activities increased by $144.9 million from net cash provided of $46.8 million in fiscal 2010 to net cash used of $98.1 million in fiscal 2011. The cash used in financing activities for fiscal 2011 relates to the $40.0 million repayment on our revolving credit facility, an $8.0 million repayment on our shareholder note payable as part of the 2010 Reorganization, as well as significant debt repayments made in fiscal 2011. Specifically, the debt repayments included repayments in July 2010 of $19.2 million (CDN$20.0 million) of our term construction facility and $40.0 million of our unsecured term loan. In September 2010, the remaining balances of $42.4 million of the unsecured term loan, $29.8 million (CDN$30.6 million) of the term construction facility and $1.4 million (CDN$1.5 million) of the construction loan were repaid in full. During the remainder of fiscal 2011, $55.0 million of the Second lien facility was repaid. Cash used in financing activities was offset by net cash proceeds of $134.3 million from the IPO.

Net cash provided by financing activities increased by $10.9 million from $35.9 million in fiscal 2009 to $46.8 million in fiscal 2010. This is primarily due to $40.0 million drawn on our revolving credit facility near the end of fiscal 2010, offset by a decrease of $30.8 million in fiscal 2010 compared to fiscal 2009 in debt issued to complete the construction of our new headquarters building.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2011.

	Fiscal Year Ending March 31,
	2012	2013	2014	2015	2016	2017 and thereafter	Total
Operating leases	$7.8	$6.0	$5.6	$5.5	$5.1	$17.7	$47.7
Derivative contracts	1.8	—	—	—	—	—	1.8
Long-term debt repayments
Long-term debt	3.1	3.1	3.1	285.0	45.0	—	339.3
Future interest obligations on long-term debt	12.4	12.3	12.2	7.0	1.4	—	45.3
Purchase commitments	88.5	2.0	1.2	—	—	—	91.7

Total	$113.6	$23.4	$22.1	$297.5	$51.5	$17.7	$525.8

The operating lease obligations relate primarily to office, warehouse and assembly facilities and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt obligations represent the minimum principal repayments required under our long-term debt facilities.

Purchase commitments represent our commitments for raw materials used in the assembly of the SMART Board interactive whiteboards and commitments for finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2011. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Litigation” section below, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. (“IFF”), pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Litigation

Since December 2010, several class action complaints have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares against the Company and other parties alleging certain violations of federal securities laws relative to the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, it is expected that the various complaints will be consolidated into one action going forward. Several individuals and entities have applied to the Courts to be appointed Lead Plaintiff and those applications remain pending.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO.

The proceedings relative to the above litigation are currently pending and as such the likelihood of damages or recoveries and the ultimate amounts, if any, relative to the above litigation (or any associated litigation) are not determinable. Accordingly, no amount has been recorded in the financial statements at March 31, 2011.

General

We are subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. We believe that the ultimate liability, if any, arising from such claims and contingencies is not likely to have a material effect on our consolidated results of operations or financial condition.

Off-Balance Sheet Arrangements

As of March 31, 2011, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Disclosure Controls and Procedures

As of March 31, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar and the Euro. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the consolidated statements of operations.

For fiscal 2011, our net income would have decreased with a 10% depreciation in the average value of the Canadian dollar compared to the U.S. dollar by approximately $12.2 million, primarily as a result of our U.S. dollar-denominated debt. Our net income would have decreased with a 10% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $6.1 million primarily as a result of revenue denominated in the Euro.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Using interest rates and the debt level at March 31, 2011, our future interest expense would increase by approximately $1.9 million annually for each 1% increase in interest rates. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 1, “Basis of presentation and significant accounting policies”, to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, business combinations, and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management.

Revenue Recognition

Revenue consists primarily of the sale of hardware and software. We recognize revenue when persuasive evidence of an arrangement exists, shipping has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered shipped to the customer once it has left our shipping facilities and title and risk of loss have been transferred. For most of our product sales, these criteria are met at the time the product is shipped. In the case of integrated hardware and software products, we recognize revenue from the sale of (i) hardware products (e.g. SMART Board interactive whiteboards and related attachment products), (ii) software bundled with hardware that is essential to the functionality of the hardware, and (iii) post-contract customer support which includes technical support for the life of the product and when-and-if-available upgrades. We recognize revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) stand-alone sales of software products and post-contract customer support, and (ii) sales of software bundled with hardware not essential to the functionality of the hardware.

For multiple-element arrangements that include tangible products containing software essential to the tangible product’s functionality and undelivered software elements relating to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of selling price, or TPE, and (iii) estimate of the selling price, or ESP.

For the SMART Board interactive whiteboard and the SMART Notebook™ software which is essential to its operation we may from time to time provide future unspecified software upgrades and features free of charge to customers. We have identified three deliverables generally contained in arrangements involving the sale of the SMART Board interactive whiteboard. The first deliverable is the hardware. The second deliverable is the software license essential to the functionality of the hardware device delivered at the time of sale. The third deliverable is post-contract customer support, which includes the customer of the SMART Board interactive whiteboard receiving, on a when-and-if available basis, future unspecified software upgrades and features relating to the product’s essential software and unlimited customer support for both the hardware and software. Because we have neither VSOE nor TPE for the three deliverables, the allocation of revenue has been based on ESP. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale, provided the other conditions for revenue recognition have been met. Amounts allocated to the unspecified software upgrades and hardware and software support are deferred and recognized on a straight-line basis over the seven-year estimated life of the related hardware. All product cost of sales, including estimated warranty costs, are generally recognized at the time of sale. Costs for product development and sales and marketing are expensed as incurred. If the estimated life of the hardware product should change, the future rate of amortization of the deferred revenue allocated to post-customer support will also change.

Our process for determining the ESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. This view is primarily based on the fact that we are not obligated to provide upgrades at a particular time or at all, and do not specify to customers which upgrades or features will be delivered in the future. Therefore, we have concluded that if we were to sell upgrades on a stand-alone basis, such as those included with the SMART Notebook software, the selling price would be relatively low. Key factors considered in developing the ESP for SMART Notebook software include our historical pricing practices, the nature of the upgrades (i.e. unspecified and when-and-if available), and the relative ESP of the upgrades as compared to the total selling price of the product. If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead us to consider additional factors, our ESP for software upgrades, updates and customer support related to future SMART Board interactive whiteboard sales could change in future periods.

We record reductions to revenue for estimated commitments related to dealer and distributor incentive programs, including sales programs and volume-based incentives. For dealer and distributor incentive programs, the estimated cost of these programs is recognized at the date the product is sold. Additionally, certain dealer and distributor incentive programs are based on annual sales targets and require management to estimate the expected sales levels based on market conditions. Our estimates are based on experience and the specific terms and conditions of particular incentive programs. If a dealer or distributor misses its sales target significantly in relation to our estimate we would be required to record a change to the estimate, which would favorably impact our revenue and results of operations.

Inventory Valuation and Inventory Purchase Commitments

We must order components and finished goods for our products and build inventory in advance of product shipments. We record a write-down for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. We perform detailed reviews of inventory that consider multiple factors including demand forecasts, product life cycle status, product development plans, current sales levels and component cost trends. If the future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, we may be required to record additional write-downs, which would negatively affect our results of operations in the period when the write-downs are recorded.

Consistent with industry practice, we acquire components and finished goods through a combination of purchase orders, supplier contracts and open orders based on projected demand information. These commitments typically cover our requirements for periods ranging from 30 to 150 days. If there were an abrupt and substantial decline in demand for one or more of our products, or an unanticipated change in technological requirements for any of our products, we may be required to record additional accruals for cancellation fees that would negatively affect the results of operations in the period when the cancellation fees are identified and recorded.

Warranty Costs

We provide for the estimated cost of hardware warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim, and knowledge of specific product failures that are outside of our typical experience. Each quarter, we evaluate our estimates to assess the adequacy of our recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjust the amounts if necessary. If actual product failure rates or repair costs differ significantly from our estimates, revisions to the estimated warranty liability would be required and could negatively affect our results of operations.

Income Taxes

We record a tax provision for the anticipated tax effect of the reported results of operations. In accordance with GAAP, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We recognize and measure uncertain tax positions in accordance with GAAP, whereby we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We use the flow-through method to account for investment tax credits earned on eligible scientific research and experimental development expenditures. We apply judgment in determining which expenditures are eligible to be claimed. Under this method, investment tax credits are recognized as a reduction to income tax expense.

We enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining our consolidated tax provision and accruals for interest and penalties associated with the resolution of these audits. These may have a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the deferred tax assets. In the event that we determine all or part of the net deferred tax assets are not realizable in the future, we will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws in multiple jurisdictions. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”), issued a new accounting standard for business combinations, which established principles and requirements for how an acquirer is to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree in a business combination. This new accounting standard also established principles regarding how goodwill acquired in a business combination or gain from a bargain purchase should be recognized and measured, as well as providing guidelines on the disclosure requirements. In April 2009, FASB amended this new accounting standard to require the assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the fair value can be determined during the measurement period. We adopted the new business combinations accounting standard in the first quarter of fiscal 2011 and applied these principles to our acquisition of NextWindow on April 21, 2010.

Legal and Other Contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In accordance with GAAP, we record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. We believe we have no potential liability related to any current legal proceedings and claims that would individually or in the aggregate materially adversely affect our financial condition or operating results. However, the outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Should we fail to prevail in any of these legal matters or should several legal matters be resolved against us in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

Recent Accounting Pronouncements

In January 2010, the FASB issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance was effective for our financial statements beginning in the first quarter of fiscal 2011, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for our financial statements in the first quarter of fiscal 2012. The adoption of the remaining guidance in the first quarter of 2012 is not expected to have a material impact on our results of operations, financial condition and disclosures.

Risks Related to Our Business

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. We compete with other interactive whiteboard developers such as Promethean World Plc, currently our principal competitor, Hitachi, Ltd., Panasonic Corporation and Samsung Electronics Co. We also compete with interactive projector developers such as Seiko Epson Corp. and Dell Inc. Additionally, makers of personal computer technologies, television screens, mobile phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, LG Electronics, Inc., Microsoft Corporation and Polycom, Inc. may seek to provide integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products. Many of our current and potential future competitors have significantly greater financial and other resources than we do and may spend significant amounts of resources to try to enter the market. We cannot assure that we will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner.

We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See also, “If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed” below.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the U.S. and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive whiteboards and other complementary products in Canada, the U.S. and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the U.S. and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the U.S. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the U.S., Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “We may not be able to protect our brand, and any failure to protect our brand would likely harm our business” below. In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and dealers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

•

disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may not be able to manage our growth.

In recent years we have substantially expanded our headcount, facilities and infrastructure. Our total number of employees increased from 824 as of December 31, 2005 to 1,753 as of March 31, 2011. In addition, several of our executive officers and other officers joined us in the last three years. As a result, certain members of our management team lack the institutional knowledge about our Company that is typically required to manage a business of our size and in our stage of development. Our expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. We cannot assure that we will be able to better integrate any additional management systems we may require in the future.

Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We must continue to effectively hire, train and manage new employees. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage any significant growth of our operations and personnel we will need to improve our operational and financial systems, procedures and controls and may need to obtain additional systems.

Our growth also creates difficulties in budgeting expenses and forecasting demand for our products, which can lead to delays in managing the production and shipment of our products and to difficulties in managing cash flows. These difficulties could be exacerbated by our expansion into foreign markets, see “We face significant challenges growing our sales in foreign markets” below. If we are unable to manage our growth rate, our business could be harmed and our results of operations and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and dealers of our products;

•	adversely affect our reputation with customers;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed.

The market for interactive learning and collaboration solutions is still emerging. It is characterized by rapid technological change and frequent new product introductions. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new products offering enhanced performance and functionality at competitive prices. The development of new technologies and products involves time, substantial costs and risks. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors including timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects in the early stages of introduction and our ability to manage distribution and production issues related to new product introductions. If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

The emerging market for interactive learning and collaboration products may not develop as we expect.

The market for interactive learning and collaboration products has begun to develop only recently, is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of these products are uncertain. The adoption of these products may not become widespread. If the market for these products fails to develop or develops more slowly than we anticipate, we may fail to achieve our anticipated growth.

If there are decreases in spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, we could lose revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, government agencies, each of which depends heavily on government funding. The recent worldwide recession has resulted in substantial declines in the tax revenues of many national, federal, state, provincial and local governments. Many of those governments could react to the decreases in revenue by cutting funding to those institutions, and if our products are not a high enough priority expenditure for those institutions, we could lose revenue.

Any general decrease, delay or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for government agencies that use our products could cause our current and prospective customers to reduce their purchases of our products, which could cause us to lose revenue. In addition, a specific reduction in governmental funding support for products such as ours could also cause us to lose revenue.

We believe that we have been an indirect but perhaps substantial beneficiary of the American Recovery and Reinvestment Act of 2009, or the ARRA. The ARRA was intended to provide a stimulus to the U.S. economy in the wake of the recent economic downturn. Among other things, the ARRA provided state and local governments with substantial additional funds for education. We believe that some of our sales since the enactment of the ARRA in February 2009 resulted from state and local governments’ obtaining funds under the ARRA for technology purchases. If state and local governments are unable to secure an alternative source of funds upon the depletion of the funds provided under the ARRA, we could experience a slowdown of revenue growth as a result of that lack of funding.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and solutions in the U.S. and the United Kingdom becomes more saturated, the growth rate of our revenue in those countries will decrease and, as a result, our revenue growth will become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow our sales and to sell those solutions at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. If we are not able to develop customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot assure that we will be able to successfully develop customized solutions for each foreign country in which we seek to grow our sales or that our solutions, when developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we may be required to sell our products at prices below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and decrease the growth rate of our revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates and to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected.

We are subject to risks inherent in foreign operations.

Sales outside the U.S. and Canada represented approximately 29% of our consolidated sales based on our most recent fiscal year ended March 31, 2011. We intend to continue to pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. In addition to our offices in the U.S. and Canada, we maintain offices in Brazil, China, France, Germany, Japan, New Zealand, Singapore, the United Arab Emirates and the United Kingdom. We have limited experience conducting business outside of the U.S. and Canada, and we may not be aware of all the factors that may affect our business in foreign jurisdictions. We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. For example, we recently amended our distributorship agreements to bring them into compliance with certain restrictions contained in the competition laws of the European Union. We cannot assure that risks inherent in our foreign operations will not have a material adverse effect on our business. See also, “We face significant challenges growing our sales in foreign markets” above.

If we are unable to implement effective procedures to ensure compliance with export control laws, our business could be harmed.

Our extensive foreign operations and sales are subject to far reaching and complex export control laws and regulations in the U.S., Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity. In January 2010, we retained a third party consultant to assess our operations from an export compliance perspective, resulting in the identification of a number of deficiencies in our policies, procedures and controls. We have since implemented appropriate controls for export compliance in response to those recommendations from the consultant.

We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.

We regard our SMART brand as one of our most valuable assets. We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our products, and will require a continued focus on active marketing efforts. We will need to continue to spend substantial amounts of money on, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among end-users. However, brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If we fail to promote, protect and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, our business would be harmed.

The unlicensed use of our trademarks by third parties could harm our reputation, impair such trademarks and adversely affect the strength and value of our brand in the marketplace and the associated goodwill. We use the term “SMART” in the branding of many of our products, such as the SMART Board interactive whiteboard, the SMART Response interactive response system and our SMART Notebook software. Because it is generally not possible to obtain trademark protection for a term that is descriptive, we may be unable to obtain, or may be unable to enforce, trademark rights for certain of our product brands such as “smart board” in certain jurisdictions. If we are unable to obtain or enforce such rights under applicable law, our ability to prevent our competitors and potential competitors from referring to their products using terms or trademarks that are confusingly similar to those of our products will be adversely affected. We are aware of situations in which our competitors have described their product generally as a “smart board.” While we seek to defend against such dilution of our trademarks, we cannot assure that we will be successful in protecting our trademarks.

In addition, trademark protection is territorial and our ability to expand our business, including, for example, by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties in such jurisdiction.

Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. To the extent that people refer generally to interactive whiteboards as “smart boards” or if the “SMART” name were otherwise to become a generic term, we may be unable to prevent competitors and others from using our name for their products which could adversely affect our ability to leverage our brand and could harm our reputation if third-party products of lesser quality are mistaken for our products.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis or on favorable terms.

Assembly of our products depends on obtaining adequate supplies of components on a timely basis. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited suppliers or contract manufacturers may cause them to decrease or stop production of these components and products.

Alternative sources are not always available. Many of our components are manufactured overseas and have long lead times. We have from time to time experienced shortages of several of our products and components that we obtain from third parties. Because of the current economic climate, many suppliers and contract manufacturers have generally lowered their manufacturing capacity which increases lead times for our products or components. Because of the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. We cannot predict if or when our suppliers and contract manufacturers will resume production at full capacity and we cannot ensure that product or component shortages will not occur in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have written agreements with many of our suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot assure that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration or otherwise obtain favorable pricing in the future.

We depend on component and product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the U.S.

Most of our components are manufactured, and certain of our complete products are assembled, in whole or in part by a few third parties. Many of these third parties are located outside of Canada and the U.S. For example, we rely on one contract manufacturer based in China for the production of all our short-throw projectors used in our interactive whiteboard solution and on contract manufacturers based in Hungary and Mexico for the final production of a significant portion of our completed interactive whiteboards. We have also contracted with a third party to manage much of our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or quantity of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could materially adversely affect our business.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could materially adversely affect our reputation and business.

Final assembly of our interactive whiteboard products is currently performed in our assembly facility in Ottawa, Canada and by contract manufacturers in Hungary and Mexico. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing costs or exposing us to credit risks of these suppliers or contract manufacturers or as the result of a complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If we are unable to obtain the necessary components for our products in a timely manner, we may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

Our future success depends on our co-founders, the loss of either of whom could adversely impact our business.

We depend in a large part upon the continued service of key members of our senior management team. In particular, our co-founders David A. Martin and Nancy L. Knowlton are critical to the overall management of our company as well as the development of our technology, our culture and our strategic direction. We do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

We generate a substantial majority of our revenue from the sale of our interactive whiteboards, and any significant reduction in sales of that product would materially harm our business.

We generated approximately 68% of our revenue from sales of our interactive whiteboards and integrated projectors based on our most recent fiscal year ended March 31, 2011. A decrease in demand for our interactive whiteboards would significantly reduce our revenue. If any of our competitors introduces attractive alternatives to our interactive whiteboards, we could experience a significant decrease in sales as customers migrate to those alternative products.

We may not be successful in our strategy to grow in the business and government markets.

To date, a substantial majority of our revenue has been derived from sales to the education market. Because we sell our products through dealers and distributors, we are unable to precisely quantify the portion of our revenue that is derived from any particular market. However, we estimate that based on our most recent fiscal year ended March 31, 2011, approximately 85% of our revenue was derived from the education market. Our business strategy contemplates expanding our sales to the business and government markets. However, there has not been widespread adoption of interactive whiteboard solutions in the business and government markets and these solutions may fail to achieve wide acceptance in these markets. We believe that the primary reason interactive whiteboards have had slower acceptance rates by business and government users is that they still may be too difficult for the average business and government user to use without training. While most educators who use our products do so on a regular and recurring basis (e.g., teachers may use SMART Board interactive whiteboards in their classrooms daily) and gain a certain proficiency with frequent use, most business and government end-users are occasional users for whom the training required to use our interactive whiteboards may be too significant of a time investment. As a result, our ability to grow our sales in the business and government markets will largely depend on our ability to introduce products that are easier to use intuitively with relatively minimal or no training. We may not be successful in achieving penetration in those markets for other reasons as well. For example, expanding into the business and government markets may require us to develop new distributor and dealer relationships and we may not be successful in developing those relationships. In addition, our brand is less recognized in the business and government markets than it is in the education market.

Acquisitions and joint ventures could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including joint ventures, business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations. The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

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declining employee morale and retention issues resulting from changes in, or acceleration of, compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

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the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, end-users, and customers onto our existing platforms; and

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liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. For example, in April 2010 we acquired NextWindow, and we are integrating its operations and technologies with our business. However, we cannot assure that we will be able to integrate those operations and technologies without encountering difficulties, including, but not limited to, the loss of key employees, the disruption of our respective ongoing businesses, the inability to retain business relationships with NextWindow’s customers or possible inconsistencies in standards, controls, procedures and policies. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

Our ability to sell our products is dependent upon us establishing and maintaining good relationships with dealers and distributors that promote and sell our products.

Substantially all our sales are made through dealers and distributors and accordingly, we depend on our ability to establish and develop new relationships and to build on existing relationships with dealers and distributors. Our dealers and most of our distributors are not contractually required to sell our products exclusively and may offer competing interactive whiteboard products. We cannot assure that our dealers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those dealers and distributors but are important to the success of our products include:

•	the degree to which our dealers and distributors actively promote our products;

•	the extent to which our dealers and distributors offer and promote competitive products; and

•	the quality of installation, training and other support services offered by our dealers and distributors.

In addition, if some of our competitors offer their products to dealers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those dealers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with dealers and distributors our business will be harmed.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders our business would be harmed.

We transport significant volumes of components and finished products across long-distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase our costs and the final prices of our products to our customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance. We have an ongoing dispute with the U.S. Customs and Border Protection Agency with respect to the classification of certain of our products and similar disputes may arise in the future. Such similar disputes, if they arise, could subject us to material liabilities and have a material adverse effect on our business.

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products would be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our business. Integrating our products with those of the main software platform providers is particularly critical to increasing our sales to the business and government markets, as discussed above under “We may not be successful in our strategy to grow in the business and government markets”.

Our use of open source and third-party software could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, U.S. and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could be required to seek licenses from, or pay royalties to, third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. If we are required to take any of the foregoing action, this could adversely affect our business, operating results and financial condition.

We also incorporate certain third-party technologies and proprietary rights into our software products and may need to utilize additional third-party technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third-party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current software products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition. If we are unable to redesign our software products to function without this third-party technology or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, may contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments and we may be unable successfully to correct such errors or defects in a timely manner or at all. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, and correcting such errors and failures in our products could require significant expenditure of capital by us. We typically provide warranties on interactive whiteboards for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to fluctuations in foreign currencies that may materially adversely affect our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, all of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our

Canadian dollar functional currency will increase. Although we report our results in U.S. dollars, a foreign exchange loss will result from the increase in the outstanding amount and that loss could materially adversely affect our results of operations.

In addition, we are exposed to fluctuations in foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar and the Euro. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies and enter into forward contracts and other derivative contracts to convert a portion of our foreign currency denominated cash flows into Canadian dollars. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

The level of our current and future debt could have an adverse impact on our business.

We have substantial debt outstanding and we may incur additional indebtedness in the future. As of March 31, 2011, we had $339.3 million of outstanding indebtedness.

The high level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

A substantial portion of our debt bears interest at floating rates and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, from time to time we enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations and, as a result, interest rate fluctuations may materially adversely affect our operating results in future periods.

Our working capital requirements and cash flows are subject to fluctuation which could have an adverse effect on our financial condition.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors which could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. For example, if we are unable to effectively manage fluctuations in our cash flows, we may be unable to make required interest payments on our indebtedness.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products and the expansion of distribution channels require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change; general economic, financial or political conditions in our industry change; or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of preferred shares or debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of the holders of our Class A Subordinate Voting Shares, and the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to grow effectively.

Our success is largely dependent on our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Although our Participant Equity Loan Plan described under note 10(b) of the Company’s audited consolidated financial statements provided certain employees with an opportunity to invest in us, prior to the adoption of our 2010 Equity Incentive Plan, which is described under note 11 of the Company’s audited consolidated financial statements and which we have adopted in connection with our IPO, none of our employee incentive plans provided employees with grants of equity awards.

Our worldwide operations subject us to income taxes in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for income taxes. That determination is ultimately an estimate and, accordingly, we cannot assure that our historical income tax provisions and accruals will be adequate.

We are subject to income taxes in Canada, the U.S. and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment by management is required to be exercised in setting related party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

A successful unionization drive could have a material adverse effect on our business.

Currently, none of our employees are unionized. However, our assembly facility in Ottawa, Canada was the subject of two labor union organizing efforts in the past and any of our current or future facilities may become subject to labor union organizing efforts. Any union organizing efforts, if successful, could result in an increased risk of strikes, work stoppages and resulting product shortages or delays and higher labor costs.

We may have assumed or incurred additional liabilities in connection with the 2010 Reorganization.

While we believe that there will be no material adverse tax consequences to us from the 2010 Reorganization, no advance tax ruling has been obtained from the Canada Revenue Agency and we cannot provide any assurances in this regard. In addition, as a result of the 2010 Reorganization, a number of companies controlled by certain of our shareholders were amalgamated with us. Consequently, we have assumed all liabilities (including tax liabilities and contingent liabilities) of such companies. We will not be indemnified for any of these assumed liabilities. Based upon our due diligence investigations related to the 2010 Reorganization, we believe that we have not assumed any additional material liabilities, although we cannot provide any assurances in this regard. In addition, there may be liabilities that are neither probable nor estimable at this time, which may become probable and estimable in the future. Any such assumption of liabilities as a result of such amalgamation or any adverse tax consequences as a result of the 2010 Reorganization could have a material adverse effect on our results of operations.

We may have difficulty finding an additional independent director and could suffer regulatory consequences as a result.

One of the directors who currently serves on our audit committee is not an independent director. Under the rules of the NASDAQ and of the Canadian provincial securities regulators, all the members of our audit committee must be independent directors by the first anniversary of the date of our IPO. Any failure to comply with these requirements by this deadline would allow the NASDAQ to de-list our Class A Subordinate Voting Shares and the Canadian provincial securities regulators to issue a cease trade order respecting trading of our Class A Subordinate Voting Shares on the TSX.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a new public company, we are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the U.S. and Canada, which will result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our Class A Subordinate Voting Shares. We are devoting significant resources to the documentation and testing of our operational and financial systems for the foreseeable future. We will need to make continued efforts with respect to the documentation of our internal controls in order to meet the requirements of being a public company in the U.S. and Canada, including the rules under Section 404 of Sarbanes-Oxley in the U.S. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the U.S. or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we are now required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will, beginning in fiscal 2012, require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Capital Structure Risks

The concentration of voting power and control with our co-founders, Intel and Apax Partners will limit shareholders’ ability to influence corporate matters, including takeovers.

Our Class B Shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. Our Class B Shares constitute approximately 64% of our total share capital outstanding, but carry approximately 95% of the total outstanding voting power of all our outstanding share capital. As of March 31, 2011, our co-founders, David A. Martin and Nancy L. Knowlton, beneficially own approximately 34% of our outstanding Class B Shares, representing approximately 32% of the voting power of all our outstanding share capital, while Intel and Apax Partners beneficially own approximately 22% and 44% of our outstanding Class B Shares, representing approximately 21% and 42% of the voting power of all our outstanding share capital, respectively. As a result, our co-founders, Intel and Apax Partners have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a business combination or other sale of our company or its assets, for the foreseeable future. In addition, we and the holders of our Class B Shares have entered into a security holders agreement pursuant to which the holders of our Class B Shares agree to exercise their voting power so as to ensure that our Board of Directors will be comprised of seven members, including two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

This concentrated control may provide our current shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Class B Shares voting as a separate class, and because each of IFF and Apax Partners owns more than one-third of the Class B Shares, each of IFF and Apax Partners will have the ability to prevent such transactions. The concentration of voting power limits shareholders’ ability to influence corporate matters and, as a result, we may take actions that shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Class A Subordinate Voting Shares. As a result, the market price of our Class A Subordinate Voting Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

We may do business with certain companies that are related parties. Pursuant to the security holders agreement mentioned above, we expect to have one or more directors affiliated with Apax Partners, Intel and IFF for the foreseeable future. Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies or to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies or investors.

Our share price may be volatile and the market price of our shares may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. As a result, the market price of our Class A Subordinate Voting Shares is likely to be similarly volatile, and investors in our Class A Subordinate Voting Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Class A Subordinate Voting Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Business Risks” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and dealers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or dealers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

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the ability of our customers, distributors and dealers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, dealer, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in foreign exchange rates or interest rates;

•	changes in our financing and capital structures; and

•	the uncertainties inherent in our accounting estimates and assumptions and the impact of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the U.S. to enforce civil liabilities against us based solely upon the federal securities laws of the U.S.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the U.S. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or our directors or officers or such auditors who are not residents of the U.S., or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the U.S. and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. Prior to our IPO, our shareholders passed written resolutions having the same effect as the holding of an annual shareholders’ meeting. Therefore, our first annual meeting of shareholders will not be required to occur until late 2011. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

We currently do not intend to pay dividends on our Class A Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Class A Subordinate Voting Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Class A Subordinate Voting Shares.

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Class A Subordinate Voting Shares after our IPO, or the perception that those sales may occur, could adversely affect the market price of our Class A Subordinate Voting Shares and impede our ability to raise capital through the issuance of equity securities. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us (which was amended and restated in connection with our IPO) that may require us to register their shares for resale or include shares owned by such shareholders in future offerings by us.

Significant sales of our Class A Subordinate Voting Shares pursuant to our 2010 Equity Incentive Plan or Participant Equity Loan Plan could also adversely affect the prevailing market price for our Class A Subordinate Voting Shares.

Future sales or issuances of our Class A Subordinate Voting Shares could lower our share price and dilute shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Class A Subordinate Voting Shares in subsequent offerings. We may also issue additional Class A Subordinate Voting Shares to finance future acquisitions. We cannot predict the size of future issuances of our Class A Subordinate Voting Shares or the effect, if any, that future issuances and sales of our Class A Subordinate Voting Shares will have on the market price of our Class A Subordinate Voting Shares. Sales or issuances of substantial amounts of Class A Subordinate Voting Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A Subordinate Voting Shares. With any additional sale or issuance of Class A Subordinate Voting Shares, shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Class A Subordinate Voting Shares will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts ceases coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Subordinate Voting Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our shareholders in the U.S. if we are a passive foreign investment company.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse U.S. federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure that we will not be a PFIC in the future. U.S. investors in our Class A Subordinate Voting Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Class A Subordinate Voting Shares if we are considered to be a PFIC.